UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Walter Energy, Inc.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

93317Q105
 (CUSIP Number)

December 3, 2014
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 93317Q105	Page 2 of 13 Pages

1.	Names of Reporting Persons. Alden Global Adfero BPI Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0 shares
	6.	Shared Voting Power	143,100 shares
	7.	Sole Dispositive Power	0 shares
	8.	Shared Dispositive Power	143,100 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,100 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.21%
12.	Type of Reporting Person: OO

CUSIP No.: 93317Q105	Page 3 of 13 Pages

1.	Names of Reporting Persons. Alden Global Opportunities Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0 shares
	6.	Shared Voting Power	1,343,450 shares
	7.	Sole Dispositive Power	0 shares
	8.	Shared Dispositive Power	1,343,450 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,343,450 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 1.97%
12.	Type of Reporting Person: PN

CUSIP No.: 93317Q105	Page 4 of 13 Pages

1.	Names of Reporting Persons. Alden Global Value Recovery Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0 shares
	6.	Shared Voting Power	421,000 shares
	7.	Sole Dispositive Power	0 shares
	8.	Shared Dispositive Power	421,000 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 421,000 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.62%
12.	Type of Reporting Person: PN

CUSIP No.: 93317Q105	Page 5 of 13 Pages

1.	Names of Reporting Persons. Turnpike Limited
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0 shares
	6.	Shared Voting Power	674,300 shares
	7.	Sole Dispositive Power	0 shares
	8.	Shared Dispositive Power	674,300 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 674,300 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.99%
12.	Type of Reporting Person: OO

CUSIP No.: 93317Q105	Page 6 of 13 Pages

1.	Names of Reporting Persons. Alden Global Capital Limited
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0 shares
	6.	Shared Voting Power	2,581,850 shares
	7.	Sole Dispositive Power	0 shares
	8.	Shared Dispositive Power	2,581,850 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,581,850 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.79%
12.	Type of Reporting Person: CO

CUSIP No.: 93317Q105	Page 7 of 13 Pages

1.	Names of Reporting Persons. Alden Global Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0 shares
	6.	Shared Voting Power	2,581,850 shares
	7.	Sole Dispositive Power	0 shares
	8.	Shared Dispositive Power	2,581,850 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,581,850 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.79%
12.	Type of Reporting Person: OO

CUSIP No.: 93317Q105	Page 8 of 13 Pages

Item 1(a).	Name of Issuer

Walter Energy, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3000 Riverchase Galleria, Suite 1700
Birmingham, Alabama 35244

Item 2(a).	Name of Person Filing

This Schedule 13G is being filed jointly by Alden Global Adfero BPI Fund, Ltd. (“Alden Global Adfero”), Alden Global Opportunities Master Fund, L.P. (“Alden Global Master”), Alden Global Value Recovery Master Fund, L.P. (“Alden Global Value”), Turnpike Limited, Alden Global Capital Limited, and Alden Global Capital LLC (each individually a “Reporting Person” and collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1 and is incorporated herein by reference.  Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Alden Global Adfero is c/o Elian Fiduciary Svcs (Cayman) Ltd., 89 Nexus Way, Camana Bay, Cayman Islands KY1-9007.
The address of the principal business office of Alden Global Master is c/o Elian Fiduciary Svcs (Cayman) Ltd., 89 Nexus Way, Camana Bay, Cayman Islands KY1-9007.

The address of the principal place of business of Alden Global Value is c/o Elian Fiduciary Svcs (Cayman) Ltd., 89 Nexus Way, Camana Bay, Cayman Islands KY1-9007.

The address of the principal business office of Turnpike Limited is c/o Elian Fiduciary Svcs (Cayman) Ltd., 89 Nexus Way, Camana Bay, Cayman Islands KY1-9007.

The address of the principal business office of Alden Global Capital Limited  is Third Floor, One Waverley Place, Union Street, St. Helier, Jersey JE2 3RF.

The address of the principal business office of Alden Global Capital LLC is 885 Third Avenue, 34th Floor, New York, NY 10022.

Item 2(c).	Citizenship:

Each of Alden Global Adfero and Turnpike Limited is an exempted company organized under the laws of the Cayman Islands.  Each of Alden Global Master and Alden Global Value is an exempted limited partnership organized under the laws of the Cayman Islands.  Alden Global Capital Limited is a corporation organized under the laws of Jersey (Channel Islands).  Alden Global Capital LLC is a limited liability company organized under the laws of the state of Delaware.)

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share (the “Common Stock”)
Item 2(e).	CUSIP Number:

93317Q105

CUSIP No.: 93317Q105	Page 9 of 13 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

(a)   Amount beneficially owned:

As of December 3, 2014:
Alden Global Adfero was the beneficial owner of 198,500 shares of Common Stock, and Alden Global Capital LLC as the investment manager of Alden Global Adfero and Alden Global Capital Limited as investment sub-advisor may be deemed to beneficially own the shares beneficially owned by Alden Global Adfero.

Alden Global Master was the beneficial owner of 1,863,850 shares of Common Stock, and Alden Global Capital Limited as the investment manager of Alden Global Master and Alden Global Capital LLC as the investment sub-adviser to Alden Global Master may be deemed to beneficially own the shares beneficially owned by Alden Global Master.

Alden Global Value was the beneficial owner of 584,000 shares of Common Stock, and Alden Global Capital Limited as the investment manager to Alden Global Value and Alden Global Capital LLC as an investment sub-adviser to Alden Global Value may be deemed to beneficially own the shares beneficially owned by Alden Global Value.

Turnpike Limited was the beneficial owner of 935,500 shares of Common Stock, and Alden Global Capital Limited as the investment manager to Turnpike Limited and Alden Global Capital LLC as the investment sub-adviser to Turnpike Limited may be deemed to beneficially own the shares beneficially owned by Turnpike Limited.

As of December 12, 2014:
Alden Global Adfero is the beneficial owner of 143,100 shares of Common Stock, and Alden Global Capital LLC as the investment manager of Alden Global Adfero and Alden Global Capital Limited as investment sub-advisor may be deemed to beneficially own the shares beneficially owned by Alden Global Adfero.

Alden Global Master is the beneficial owner of 1,343,450 shares of Common Stock, and Alden Global Capital Limited as the investment manager of Alden Global Master and Alden Global Capital LLC as the investment sub-adviser to Alden Global Master may be deemed to beneficially own the shares beneficially owned by Alden Global Master.

Alden Global Value is the beneficial owner of 421,000 shares of Common Stock, and Alden Global Capital Limited as the investment manager to Alden Global Value and Alden Global Capital LLC as an investment sub-adviser to Alden Global Value may be deemed to beneficially own the shares beneficially owned by Alden Global Value.

Turnpike Limited is the beneficial owner of 674,300 shares of Common Stock, and Alden Global Capital Limited as the investment manager to Turnpike Limited and Alden Global Capital LLC as the investment sub-adviser to Turnpike Limited may be deemed to beneficially own the shares beneficially owned by Turnpike Limited.

CUSIP No.: 93317Q105	Page 10 of 13 Pages

(b)	Percent of class:

As of December 3, 2014:
Alden Global Adfero: 0.29%
Alden Global Master: 2.74%
Alden Global Value: 0.86%
Turnpike Limited: 1.37%
Alden Global Capital Limited: 5.26%
Alden Global Capital LLC: 5.26%

As of December 12, 2014:
Alden Global Adfero: 0.21%
Alden Global Master: 1.97%
Alden Global Value: 0.62%
Turnpike Limited: 0.99%
Alden Global Capital Limited: 3.79%
Alden Global Capital LLC: 3.79%

The foregoing percentages are calculated based on 68,078,128 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 4, 2014.

(c)	Number of shares of Common Stock as to which such person has:

(i)   sole power to vote or to direct the vote:

      0 shares for each Reporting Person

(ii)           shared power to vote or to direct the vote:

As of December 3, 2014:
Alden Global Adfero: 198,500
Alden Global Master: 1,863,850
Alden Global Value: 584,000
Turnpike Limited: 935,500
Alden Global Capital Limited: 3,581,850
Alden Global Capital LLC: 3,581,850

As of December 12, 2014:
Alden Global Adfero: 143,100
Alden Global Master: 1,343,450
Alden Global Value: 421,000
Turnpike Limited: 674,300
Alden Global Capital Limited: 2,581,850
Alden Global Capital LLC: 2,581,850

CUSIP No.: 93317Q105	Page 11 of 13 Pages

(iii)      sole power to dispose or to direct the disposition of:

           0 shares for each reporting person

(iv)      shared power to dispose or to direct the disposition of:

As of December 3, 2014:
Alden Global Adfero: 198,500
Alden Global Master: 1,863,850
Alden Global Value: 584,000
Turnpike Limited: 935,500
Alden Global Capital Limited: 3,581,850
Alden Global Capital LLC: 3,581,850

As of December 12, 2014:
Alden Global Adfero: 143,100
Alden Global Master: 1,343,450
Alden Global Value: 421,000
Turnpike Limited: 674,300
Alden Global Capital Limited: 2,581,850
Alden Global Capital LLC: 2,581,850

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.  We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated:  December 15, 2014

ALDEN GLOBAL ADFERO BPI FUND, LTD.

By:	Alden Global Capital LLC
Its Investment Manager

By:	/s/ Michael Monticciolo
Name:	Michael Monticciolo
Title:	General Counsel

ALDEN GLOBAL OPPORTUNITIES MASTER FUND, L.P.

By:	Alden Global Capital Limited
Its Investment Manager

By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Michael Monticciolo
Name:	Michael Monticciolo
Title:	General Counsel

ALDEN GLOBAL VALUE RECOVERY MASTER FUND, L.P.

By:	Alden Global Capital Limited
Its Investment Manager

By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Michael Monticciolo
Name:	Michael Monticciolo
Title:	General Counsel

TURNPIKE LIMITED

By:	Alden Global Capital Limited
Its Investment Manager

By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Michael Monticciolo
Name:	Michael Monticciolo
Title:	General Counsel

ALDEN GLOBAL CAPITAL LIMITED

By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Michael Monticciolo
Name:	Michael Monticciolo
Title:	General Counsel

ALDEN GLOBAL CAPITAL LLC

By:	/s/ Michael Monticciolo
Name:	Michael Monticciolo
Title:	General Counsel

Page 13 of 13 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 15th day of December 2014.

ALDEN GLOBAL ADFERO BPI FUND, LTD.

By:	Alden Global Capital LLC
Its Investment Manager

By:	/s/ Michael Monticciolo
Name:	Michael Monticciolo
Title:	General Counsel

ALDEN GLOBAL OPPORTUNITIES MASTER FUND, L.P.

By:	Alden Global Capital Limited
Its Investment Manager

By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Michael Monticciolo
Name:	Michael Monticciolo
Title:	General Counsel

ALDEN GLOBAL VALUE RECOVERY MASTER FUND, L.P.

By:	Alden Global Capital Limited
Its Investment Manager

By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Michael Monticciolo
Name:	Michael Monticciolo
Title:	General Counsel

TURNPIKE LIMITED

By:	Alden Global Capital Limited
Its Investment Manager

By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Michael Monticciolo
Name:	Michael Monticciolo
Title:	General Counsel

ALDEN GLOBAL CAPITAL LIMITED

By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Michael Monticciolo
Name:	Michael Monticciolo
Title:	General Counsel

ALDEN GLOBAL CAPITAL LLC

By:	/s/ Michael Monticciolo
Name:	Michael Monticciolo
Title:	General Counsel